ANGLO AMERICAN

07020362

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED JAN 1 3 2007 WASH, D.C. 160 SECTION

9 January, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback
10 Jan 2007

PROCESSED
JAN 1 8 2007
THOMSON FINANCIAL

Director/PDMR intererests

- Butterfield Trust - 5 Jan 2007
- SIP – 9 Jan 2007
- NEDs shares in lieu of fees – 3 Jan 2007

Other

For and on behalf of Anglo American plc
Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 40 copies

Dlw 1/17

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 9 January 2007 an independent company purchased 389,587 ordinary shares of the Company at prices between £23.73 and £24.05 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 390,276 of its ordinary shares on 9 January 2007 at prices between £23.60 and £24.00 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 47,565,007 ordinary shares in treasury, and has 1,494,090,674 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 47,127,469 ordinary shares, representing 3.15 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
10 January 2007

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 8 January 2007:

1. The SIP trust acquired a total of 8,399 ordinary shares at a price of £23.839 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £23.839 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 8 January 2007 an independent company purchased 210,031 ordinary shares of the Company at prices between £23.31 and £23.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 222,810 of its ordinary shares on 8 January 2007 at prices between £23.15 and £23.92 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 47,174,731 ordinary shares in treasury, and has 1,494,480,950 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 46,737,882 ordinary shares, representing 3.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
9 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 5 January 2007 an independent company purchased 208,314 ordinary shares of the Company at prices between £23.40 and £23.96 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 429,545 of its ordinary shares on 5 January 2007 at prices between £23.40 and £24.04 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 46,951,921 ordinary shares in treasury, and has 1,494,703,760 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 46,527,851 ordinary shares, representing 3.11 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
8 January 2007

We ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,750,329 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
2 January 2007	1,700
3 January 2007	22,327
4 January 2007	13,500
5 January 2007	8,500

The Company was advised of these transactions on 5 January 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
5 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 4 January 2007 an independent company purchased 379,987 ordinary shares of the Company at prices between £23.78 and £24.31 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 402,878 of its ordinary shares on 4 January 2007 at prices between £23.85 and £24.18 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 46,522,376 ordinary shares in treasury, and has 1,495,133,305 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 46,319,537 ordinary shares, representing 3.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
5 January 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 3 January 2007 an independent company purchased 243,893 ordinary shares of the Company at prices between £24.62 and £25.60 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 303,000 of its ordinary shares on 3 January 2007 at prices between £24.49 and £25.43 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 46,119,498 ordinary shares in treasury, and has 1,495,536,183 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 45,939,550 ordinary shares, representing 3.07 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
4 January 2007

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 3 January 2007 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R J Margetts	332	24.772
Sir Mark Moody-Stuart	436	24.772
F T M Phaswana	523	24.772
R C Alexander	116	24.772
P Woicke	466	24.772
M A Ramphele	201	24.772

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2006.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,074 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,495,839,183 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Andy Hodges
Deputy Secretary
3 January 2007